Exhibit 99.1

Akanda Corp. Provides Update on Annual Meeting of its Shareholders

London, February 20, 2024 – Akanda Corp. (“Akanda” or the “Company”), an international medical cannabis company, today announces that it has made an application to the Ontario Superior Court of Justice (the “Court”) to extend the deadline for it to hold its annual meeting of shareholders (the “Meeting”) from February 22, 2024 to March 23, 2024. Under Ontario law, the Company must hold the Meeting within 15 months from the prior meeting, which would be February 22, 2024. If it is impractical for the Company to hold the Meeting within the aforementioned timeline, the Company may make an application to the Court to extend the deadline for holding the Meeting.

On February 9, 2024, the Company made an application to the Court to grant an order allowing the Company to hold the Meeting on or before March 23, 2023.

As previously announced on February 1, 2024, the Company is negotiating a definitive agreement with Somai Pharmaceuticals Unipessoal, Lda. for the potential sale of all of the issued and outstanding shares of the Company’s indirect wholly owned subsidiary, RPK Biopharma, Unipessoal, LDA (the “Transaction”). The potential Transaction, if consummated according to the terms of the previously executed non-binding letter of intent, would amount to the sale of a significant portion of the assets of the Company, for which the Company will require shareholder approval. The closing of the proposed Transaction will be subject to customary due diligence, representations and warranties, covenants, indemnities and closing conditions. There can be no assurance or guarantee that the proposed Transaction will be consummated, or upon the terms and conditions currently outlined in the non-binding letter of intent.

Akanda anticipated having the definitive agreement for the potential Transaction executed and presented to Akanda’s shareholders for approval at the Meeting to be held on February 22, 2024. Negotiations for the agreement extended longer than anticipated, however, which meant that the definitive agreement, if agreed upon, would not be executed before the mailing deadlines for the information circular had the Meeting been held on February 22, 2024. In order to avoid unnecessary duplication of efforts and expenses, the Company has proposed to combine the approval of the potential Transaction if it is able to negotiate agreeable terms, with the other annual and special matters being approved at the Meeting. The costs to the Company of holding a second meeting to approve the potential Transaction in quick succession after the Meeting, had it been held on February 22, 2024 could amount to more than $50,000, in addition to the time and effort spent by management in preparation for same. In the opinion of management, holding two shareholder meetings (an annual meeting on February 22, 2024 and a special meeting for shareholders to vote on the potential Transaction, to be held a month later in March, 2024) rather than one meeting, would be impractical and financially irresponsible to Akanda, and against the best interests of Akanda and its shareholders.

The Company is looking to call the Meeting to approve the potential Transaction if it is able to negotiate agreeable terms, and other general and special matters, on or before March 23, 2024. This outside date has been chosen by the Company to allow sufficient time for the negotiation and finalization of the terms of the potential Transaction, for completion of the definitive agreement, and for notice of the shareholder meeting to be given to the shareholders in accordance with Ontario law.

The Company will be appearing in front of the Court on Tuesday, February 20, 2024 to seek court order to extend the timeline to call the Meeting from February 22, 2024 to March 23, 2024. The Company will provide a further news release once the decision of the Court has been made. While the Company anticipates the extension will be granted, there is not guarantee that it will be.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with an EU GMP certified indoor grow facility; CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships with California-based Cookies, the most globally recognized cannabis company in the world; Cansativa Group, a leading importer and distributor of medical cannabis in Europe; and Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. Forward-looking information may relate to anticipated events or results including, but not limited to the outcome of the application to the Court, the timing for the Company to finalize the definitive agreement for the Transaction, the ability for the Company to call a meeting prior to March 23, 2024, the costs of holding two shareholder meetings, the future financial position of the Company, and the impact of the Transaction on the Company. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.